N E W S R E L E A S E

March 22, 2015

Nevsun Provides Further Update on Operations

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) reports that the repairs to the mechanical issue with the ball mill, previously reported on March 13, 2015, are ongoing and the Bisha plant remains on-track for re-start later this week.  While there was an act of vandalism at the Bisha plant late last week, there was no significant impact to operations and no personnel were harmed.

The equipment supplier Thyssen-Krupp AG, who had mobilized to site, have nearly completed replacement of the ball mill gear box bearings and re-installation of the gearbox is imminent.  During the outage, some additional preventative plant maintenance that was scheduled for Q2 2015 was accelerated and ore mining was switched to waste mining to facilitate ongoing strip requirements.

The Bisha Mine experienced an act of vandalism on March 20 during the nightshift in which minor damages were sustained to the base of the tailings thickener, resulting in the release of water into the plant area. The required repairs and cleanup from the incident were minor and are incorporated into the plant re-start later this week. Additional safeguards have been adopted to ensure site and personnel safety and security while the Eritrean and mine security forces undertake an investigation.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (ii) the Company experiences the loss of key personnel; (iii) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (iv) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (v) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (vi) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or other repairs to the plant or inadequate fuel quality required to effectively operate power generators for the plant or otherwise, (vii) the Company experiences shipping delays for equipment or replacement parts that are required to complete repairs at the copper plant that could impact mining operations; or (viii) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com